P&O
Established 1837

02 JUL 22 AM 10: 09

Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ
Telephone (020) 7930 4343
Facsimile (020) 7839 9338
Head Office 79 Pall Mall
London SW1Y 5EJ England
Incorporated by Royal Charter
with limited liability
Company number Z73

16 July 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

02042751

82-2083

SUPPL

Dear Sirs

SHEKOU CONTAINER TERMINAL EXPANSION

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

enc

dlw 7/22

16 July 2002

SHEKOU CONTAINER TERMINAL EXPANSION

Voctor Investments Ltd (a wholly-owned subsidiary of China Merchant Holdings (International) Company Limited), P&O Ports, Swire Pacific Limited and Modern Terminals Ltd announce that they have entered into a joint venture agreement for the development of a new container terminal at Shekou Industrial Zone in Shenzhen. The joint venture has a term of 50 years.

The new Shekou Phase II terminal, adjacent to the Phase 1 terminal in which the shareholders have an interest, is anticipated to commence operations towards the end of 2003. The designed capacity will be 500,000 teu bringing the potential combined capacity of Shekou Phase I and II to 1.8 million teu. Total investment in Phase II is estimated at US$200 million.

The Shenzhen market has reported strong growth over the last few years. Even in 2001, a year of weak world trade, the terminals located in Shenzhen reported year on year volume growth of approximately 20% to 4.8 million teu. Shekou Phase I handled 751,000 teu in that year and is anticipated to be operating at full capacity when the Phase II terminal commences.

Mr Fan Jian Xiong of China Merchants commented that "China Merchants Holdings (International) Co Ltd has been focusing on the development of its core business in ports and port related businesses, especially in the development of container terminal facilities. As Shekou Phase I has achieved satisfactory returns, we believe that our investment in Shekou Phase II is the right decision. China and especially the Pearl River Delta will benefit substantially from the prosperity of China's economy and her accession to the WTO. By actively investing in quality port projects across China, we are strengthening our core competitiveness and laying the foundations for stable long-term growth."

Commenting on the announcement, Robert Woods, Executive Chairman of P&O Ports said "We are delighted to announce the expansion of the terminal operations at Shekou. This is consistent with P&O Port's strategy of utilising its existing rights and options to significantly expand the scale of its container terminal portfolio."

Mr Davy Ho, Executive Director of Swire Pacific, said, "We are pleased to be involved in this project which will be a key component of the fast-growing logistics network in South China."

Mr Eric Bøgh Christensen of Modern Terminals added "the Pearl River Delta Region continues to show very strong growth and this new terminal capacity at Shekou will be very timely. Together with the new CT9 capacity coming on stream in Hong Kong, the market is ensured adequate facilities to continue to meet market demand."

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

The parties involved in Shekou Phase II are Voctor Investments Ltd (a wholly-owned subsidiary of China Merchant Holdings (International) Company Limited) : 51%, P&O Ports : 20%, Swire Pacific Limited : 9.6% and Modern Terminals Ltd : 19.4%.

Further Information for China Merchants:	Yvonne Luk, General Manager (Finance and Corporate Finance Department) Tel: +852 2102 8810
Further Information for P&O:	Victoria Moth, Corporate Communications Manager Tel: +44 20 7321 4593 Andrew Lincoln, Manager Investor Relations and Strategy Tel: +44 20 7321 4490
Further Information for Swire:	Maisie Shun Wah, Manager Group Public Affairs Tel: +852 2840 8097 Fax: +852 2526 9365
Further Information for MTL:	Mr. Erik Bøgh Christensen, Managing Director Tel: +852 2115 3530

Notes to editors:

1. Shekou is located in the south west of the Shenzhen Special Economic Zone by the east bank of the estuary of the Pearl River and is a gateway to and from the Pearl River Delta and Southern China. Shekou Phase II will involve 700 metres of quayline and a draft of 14.5 metres. The shareholding of Shekou Phase 1 is China Merchant Holdings (International) Company Limited : 32.5%, P&O : 25%, Swire Pacific Limited : 25% and China Ocean Shipping (Group) Company : 17.5%.

2. TEU = twentyfoot equivalent unit. This is the standard size of a container and is a common measure of capacity in the container industry.

China Merchants

1. China Merchants is principally engaged in three types of businesses, namely infrastructure projects, port and port-related businesses and industrial manufacturing operations. The port and port-related businesses of China Merchants comprise container terminal services, airport cargo handling services and Aframax oil tanker transport. China Merchant first participated in the Shekou container terminal project by establishing Shekou Phase I, in which it retains a 32.5% stake, together with other joint venture partners in 1993.

P&O Ports

2. P&O Ports is one of the world's pre-eminent terminal operators and developers. It has a presence on every continent with interests in 30 container terminals in 16 countries and other bulk and general cargo handling interests in more than 50 ports.

3. P&O Ports also have a 49% interest in Qingdao Qianwan Container Terminal Co. Ltd (QQCT) which has operated a terminal at Qingdao in the Shandong Province of northern China since early 2000. QQCT has a capacity in excess of 1 million teu.

Swire Pacific Ltd.

1. Swire Pacific is one of Hong Kong's leading listed companies, with diversified interests under five operating divisions: Property, Aviation, Beverages, Marine Services and Trading & Industrial. Swire Pacific is primarily focused in the Hong Kong, Mainland China and Taiwan region where the Swire Group has been established for over 125 years.

MTL

1. Modern Terminals Limited is a limited company registered in Hong Kong on 27 June 1969. Shareholders of the Company are The Wharf (Holdings) Limited, China Merchant Holdings (International) Company Limited, Swire Pacific Limited and Jebsen & Co. Ltd.

2. Modern Terminals Limited is Hong Kong's longest-established container port operator and one of the biggest private owned container terminal operators in the world. The Company owns and operates 5 container berths in Kwai Chung, Hong Kong. The Company is a leading member of the project team for the construction of Terminal No. 9 in Hong Kong comprising 6 container berths with a total area of 68 hectares. Upon completion of Terminal No. 9 in 2004, Modern Terminals will have 2 more berths and its capacity will increase from the 4.2 million TEU of peak season in year 2002 to 5.5 million TEU per annum.

3. In addition to the SCTII project, Modern Terminals Limited has other investments in container terminals in China. Together with China Merchant, the Company owns 20% in Chiwan Container Terminal Company Limited in Shenzhen. Modern Terminals Limited also has a representative office in Shanghai

4. Last year, Modern Terminals Limited recorded an annual throughput of 3.5 million TEU. Over 4,000 vessels berthed at Modern Terminals during the year. More than 40 international container-shipping lines are customers of Modern Terminals and the major ones include Maersk Sealand, P&O Nedlloyd, Orient Overseas Container Lines, Nippon Yusen Kaisha, Hapag-Lloyd Container Line GmbH, Compania SudAmericana de Vapores, Mediterranean Shipping Co Ltd, ZIM Israel Navigation Co. Ltd, COSCO and China Shipping Container Lines etc.

5. On 1st February, 2001, Modern Terminals set a new world record for container handling productivity with an average 336 moves per hour, greatly exceeding the fastest previously reported rate of 255.6 moves per hour achieved in Oman.

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